OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

FullMeta Corporation

1830 N 1120 W
Provo, UT 84604-1179

http://www.metapipe.com

METAPIPE

Up to 100,000 shares of Non-Voting Common Stock (designated as "META Tokens")

FullMeta Corporation ("FullMeta", the "Company," "we," "us", or "our"), is offering up to $107,000 worth of shares of nonvoting common stock of the Company (the "META Tokens" or, the "Securities"). The minimum target offering is $9,999.15 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $9,999.25 by June 19, 2018. Unless the Company raises at least the Target Amount of $9,999.15 by June 19, 2018, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. The Company will accept over subscriptions in excess of the Target Amount for the Offering up to $107,000 (the "Maximum Amount") on a first come, first served basis, subject to the preemptive rights of the holders of our convertible notes. If the Company reaches its Target Amount prior to June 19, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $428 per investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time. If the Maximum Amount is sold, the META Tokens will represent approximately 1.12% of the outstanding equity interests of the Company on a fully diluted basis. It would be great if we could footnote the source on page 53 for the Market Size statistics if this wouldn't be too much trouble. T

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 100,000 META Tokens (non-voting common stock) ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 9,345 META Tokens (non-voting common stock) ($9,999.15)

Company	FullMeta Corporation
Corporate Address	1830 N. 1120 W. Provo, UT 84604
Description of Business	Software developer of SaaS tools for making the cloud easy to use.
Type of Security Offered	**META Token** - Shares of non-voting common stock as a Security Token
Purchase Price of Security Offered	$1.07 per share
Minimum Investment Amount (per investor)	$428.00
Deadline	**June 19, 2018**

Perks*

Investment of $428.00 + Free Access to Nuke training videos NK101 and NK201 (31 hours of training including project files)

First 42 investors of $2199.00 + Group Mentored compositing training with Aaron Estrada. Access to NK101 & NK201 training videos.

**All perks and tokens will be delivered after the campaign is completed. Tokens will be delivered after 1 year transfer restriction has ended and upon availability of the Tokens.*

Terms of Tokens

META Tokens

Description: Each META Token represents a share of non-voting stock in FullMeta Corp., with rights and preferences as designated in the Articles of Incorporation and summarized in the Offering Document.

- **Blockchain:** Ethereum (ANTICIPATED)
- **Exchanges:** META Tokens are intended to be tradable on StartEngine LDGR, tZero, and any other ATS upon launch of the service.

Material Terms:

- **Voting Rights:** Non-Voting
- **Restrictions on Transfer:** 1 year
- **Dividends/Distributions:** at the discretion of the board
- **Redemption Rights:** Limited (see Articles of Incorporation)
- **Other:**
    - After the 1 year Reg CF lockup period is over, investors may exchange their uncertificated stock shares for the equivalent number of META Tokens.
    - The transferability of META Tokens is dependent on the availability of an Alternative Trading System compliant with US federal and state securities laws.
    - The listing of META Token is dependent on the availability of an exchange able to handle Ethereum based Securities Tokens in full compliance with US federal and state securities laws.

Please see Offering Document for complete set of rights and preferences.

The Company currently does not have a distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

The 10% Bonus for StartEngine Shareholders

FullMeta Corp. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 400 META Tokens at $1.07 / share, you will receive 40 META Token bonus shares, meaning you'll own 440 META Token shares for $428.

Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target amount prior to the Offering Deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company

by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at www.metapipe.com/annual-reports

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law. Neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.startengine.com/fullmeta-corp

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

THE COMPANY AND IT'S BUSINESS

Description of Business

FullMeta Corporation builds software tools for digital content creators like Animators, VFX Artists, and CAD/CAM/CAE operators. Our flagship product, MetaPipe, allows non-technical users to orchestrate cloud resources into useful configurations from a simple web based interface. Users will be able to use MetaPipe to create the compute infrastructure for a computer graphics animation studio in the cloud including the

Workstations, Network, Network Attached Storage and other servers, like a render farm. MetaPipe produces a related product called Airlock. Airlock is a cloud storage that may be used with MetaPipe as an ingress and egress portal for digital files between MetaPipe and the Internet or as a stand-alone cloud storage and file delivery system. FullMeta Corporation will also use its experience in digital content creation to create a blockchain based digital collectables game using MetaPipe for remote collaboration with our own team a proof-of-concept. The game will also be productized.

MetaPipe is a functional MVP. We can manually onboard users in a day or two. The airlock MVP includes the ability for users to provision basic machines from a templated list of machines and start and stop machines. We can set up attached storage for users. The Airlock Beta trial is functional now. Users can sign up to the free demo via a self-serve process. We can manually upgrade users to a "pro" account to make them into paying customers.

META Token does not exist yet. We will be building them on Ethereum using the best proposal for a regulated security token when we get closer to needing to deliver the token. (We will start looking at creating the token three or more months out from when the uncertificated stock is out of it's lockup period.)

Sales, Supply Chain, & Customer Base

Our users are small to mid-sized VFX, C.G. animation and video/file post production studios and Freelancers. We currently have one paying customer on Airlock. We drive traffic to the site with social media marketing and traditional paid clicks marketing. We also proactively go after high value customers via direct contacts with email and telephone. Our sales process is high-touch and relationship driven. Once we have opened a report with users we educate them about what our product can do and work toward onboarding them.

Competition

Our known direct competitors are Nimble Collective, Foundry Elara and Bebop Technology.

Liabilities, Unpaid Salaries Liabilities, and Litigation

We have liabilities in the form of convertible notes. Please see below a description of the outstanding balance and material terms of the convertible note. In addition we are indebted to Ethan Estrada for approximately $20,000 in unpaid salary.

We are not involved in any litigation.

The team

Officers and directors

Aaron Estrada	Founder, CEO, & Director
Ethan Estrada	Founder, CTO, & Director

Aaron Estrada
Aaron has served as President, Director, & Chief Executive Officer of FullMeta Corporation since its inception in June 24, 2016. From December 2015 through May 2017, Aaron served as VP of Applied Technology at Cinnafilm Inc., a software company specializing in image processing for the media and entertainment industry, after which, he transitioned to working at FullMeta Corporation full time. He continues to serve Cinnafilm Inc. part time as a consultant and system engineer. From July 2012 through June 2015, Aaron served as CTO and Secretary of Pivot VFX, a boutique feature VFX and animation studio. Earlier in his career Aaron worked at several animation and VFX studios including Dreamworks Animation, Sony Pictures Imageworks, Rhythm and Hues, Nickelodeon and Sony Development.

Ethan Estrada
Ethan has served as Secretary, Director, & Chief Technical Officer of FullMeta Corporation since its inception on June 24, 2016. He additionally served as Chief Operating Officer of the Company during 2017. From October 2013 through June, 2016 Ethan was employed as a Pipeline and VFX Technical Director at the LDS Motion Picture Studio, an independent film and video production company. Ethan studied Animation and Computer Science in Brigham Young University's multi-award winning Center for Animation, where he worked on several animated student films.

Number of Employees: 3

Related party transactions

Ethan Estrada, Secretary and CTO, deffered pay from 2016 totalling $20,000 Aaron Estrada, President and CEO, is a majority holder of convertible notes with notes totaling approximately $150,000. Terms of convertible note is the same as offered to other investors in the same round. 18 Month Maturity date, 6% Interest rate (simple compounding), 20% discount, 3,500,00 valuation cap. If the Company completes an equity financing in an aggregate gross amount of at least$1,000,000 not including conversion of the Notes, the note will automatically convert to equity. (These are the same convertible note terms as outlined in the Convertible Notes section.)
Shareholder Name: Aaron Estrada **Issue Date**: 03/21/2017 **Maturity Date**: 09/21/2018
Principal: $50,000.00 **Accrued Interest**: $3,073.97 **Outstanding Balance**: $53,073.97

Shareholder Name: Aaron Estrada **Issue Date**: 08/16/2017 **Maturity Date**: 02/16/2019
Principal: $50,000.00 **Accrued Interest**: $1,857.53 **Outstanding**: $51,857.53

Shareholder Name: Aaron Estrada **Issue Date**: 12/29/2017 **Maturity Date**: 05/29/2019
Principal: $50,000.00 **Accrued Interest**: $747.95 **Outstanding**: $50,747.95

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Risk Factors** An investment in the Company (also referred to as "we", "us", and "our") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the META Tokens should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **There are several potential competitors who may be better positioned than we are to take the majority of the market.** We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **This is a relatively new company.** It has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think the MetaPipe is a good idea, that the FullMeta Corporation team will be able successfully market, and sell the MetaPipe or the Landrace game, that we can price them right and sell them to enough people so that the company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable
- **Even if we raise the maximum sought in this offering, we may still need to raise additional funds in order to be able to make it to profitability.** The Company does not have funding for the continued development of its software and will have to raise it. The Company has limited working capital, no producing products, and no cash flow. We will be required to expend significant amounts to develop our software, retain key personnel, protect our intellectual property, for legal and accounting fees, for administrative expenses, and for contingencies, before we ever develops a revenue producing product, if we ever do. The Company shall conduct an initial Closing upon StartEngine' receipts of subscriptions for $9,999.15 of META Tokens; however, the Company will require additional funds beyond this amount to fully implement our business plan. There is no guarantee that the Company will raise the Maximum Amount or any other amount in this Offering. Investors that subscribe for META Tokens to be issued in subsequent Closings may request a refund of their subscriptions at any time prior to 48 hours before a subsequent Closing. Even if the Company is able

to develop its software, it must introduce and sell software licenses to its target market, which may not accept the Company's product. If the Company is unable to raise the necessary capital and introduce and sell its software, investors may lose some or all of their investment.

- **We have a limited operating history.** The Company was formed in 2016 and has limited operating history. A portion of the proceeds of this Offering, if any, will be used in business ventures that have not yet been fully developed or tested in the marketplace. There can be no assurance as to the future success or commercial viability of the Company or its businesses.
- **We will need to raise substantial additional capital to fund development of our software, which we may not be able to do.** The Company does not have funding for the continued development of its software and will have to raise it. The Company has limited working capital, no producing products, and no cash flow. We will be required to expend significant amounts to develop our software, retain key personnel, protect our intellectual property, for legal and accounting fees, for administrative expenses, and for contingencies, before we ever develops a revenue producing product, if we ever do. The Company shall conduct an initial Closing upon StartEngine' receipts of subscriptions for $9,999.15 of META Tokens; however, the Company will require additional funds beyond this amount to fully implement our business plan. There is no guarantee that the Company will raise the Maximum Amount or any other amount in this Offering. Investors that subscribe for META Tokens to be issued in subsequent Closings may request a refund of their subscriptions at any time prior to 48 hours before a subsequent Closing. Even if the Company is able to develop its software, it must introduce and sell software licenses to its target market, which may not accept the Company's product. If the Company is unable to raise the necessary capital and introduce and sell its software, investors may lose some or all of their investment.
- **We will require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all** We intend to continue to make investments to support our business growth and will additional funds to respond to business challenges, including the need to develop new features or enhance our solutions, develop our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our META Tokens. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to

business challenges could be significantly impaired.

- **Our business projections are only projections.** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think its a better option than a competing product, or that we will be able to price the service at a level that allows the company to make a profit and still attract business.
- **If we are unable to attract customers our business development could be slower than we expect and our business may be harmed.** Our viability as a business and subsequent growth depends in part upon developing an initial customer base of digital content creators such as animators, VFX Artists and CAD/CAM/CAE operators. We will charge these potential customers a month-to-month subscription fee to use our platform. Our ability to generate revenues in the future will depend, in large part, upon the effectiveness of our sales and marketing efforts, and the efficacy and acceptance of our product at the price points offered, and to retain customers via renewals of their subscriptions. We may have difficulty attracting a potential client who may be reluctant or unwilling to invest in a new product, or to retain such clients beyond their initial month of subscription. If we fail to attract customers and then maintain and expand those customer relationships, our revenues will grow more slowly than expected and our business will be harmed.
- **Our business and growth will depend substantially on customers initially purchasing and subsequently renewing their license subscriptions with us and any decline in our customer renewals could adversely affect our future operating results.** Our initial license period for the majority of our licensees will be one month. In order for us to continue to increase our revenue, it is important that those customers renew their license agreements when the initial contract term expires. Although our agreements will include automatic renewal language, our customers may cancel their agreements at the expiration of the initial term without penalty. In addition, our enterprise customers may renew for fewer users, renew for shorter contract lengths or renew for fewer products or solutions. Our customers' renewal rates may decline or fluctuate as a result of a variety of factors, including their satisfaction or dissatisfaction with our software, our pricing or pricing structure, the pricing or capabilities of products or services offered by our competitors, the effects of economic conditions, or reductions in our customers' spending levels. As the markets for our existing solutions mature, or as current and future competitors introduce new products or services that compete with ours, we may experience pricing pressure and be unable to renew our agreements with existing customers or attract new customers at prices that are profitable to us. If this were to occur, it is possible that we would have to change our pricing model, offer price incentives or reduce our prices. If our customers do not renew their agreements with us or renew on terms less favorable to us, our revenues may decline.
- **We initially expect to derive substantially all of our revenues from our MetaPipe and Airlock software products, and our future growth is dependent on its success** While we have other products under development, we initially expect to derive

substantially all of our revenues from our MetaPipe and Airlock solutions. As such, the growth in market demand for this solution is critical to our success. Accordingly, our business and financial results will be substantially dependent on a limited number of solutions.

- **If our security controls are breached or unauthorized, or inadvertent access to customer, employee or other confidential data is otherwise obtained, our software solutions may be perceived as insecure, we may lose existing customers or fail to attract new customers, our business may be harmed, and we may incur significant liabilities.** Use of our platform involves the storage, transmission and processing of our end customers' proprietary data, including data subject to the intellectual property rights of our customers. Our platform is at risk for breaches as a result of third-party action, employee, vendor or contractor error, malfeasance, or other factors. If any unauthorized or inadvertent access to, or a security breach of, our platform occurs, or is believed to occur, such an event could result in the loss of data, loss of business, severe reputational damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, or penalties for violation of applicable laws or regulations. Security breaches could also result in significant costs for remediation that may include liability for stolen assets or information and repair of system damage that may have been caused, incentives offered to customers or other business partners in an effort to maintain business relationships after a breach, and other liabilities. We will incur significant expenses to prevent security breaches, including deploying personnel and protection technologies, training employees and engaging third-party experts and contractors. If a high profile security breach occurs with respect to another software as a service, or SaaS, provider, our clients and potential clients may lose trust in the security of our platform or in the SaaS business model generally, which could adversely impact our ability to retain existing clients or attract new ones. Even in the absence of any security breach, customer concerns about security, privacy or data protection may deter them from using our platform for activities that involve personal or other sensitive information. We currently do not have errors and omissions insurance policies covering certain security and privacy damages and claim expenses, and when and if we do obtain such policies, they may not be sufficient to compensate for all potential liability. Although we expect in the future to maintain cyber liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will be available to us on economically reasonable terms, or at all. Because the techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. From time to time, we may experience cyber security events, including directed "phishing" attacks against our employees, web attacks and other information technology incidents that are typical for a SaaS company. These threats continue to evolve and are difficult to predict due to advances in computer capabilities, new discoveries in the field of cryptography and new and sophisticated methods used by criminals, including phishing, social engineering or other illicit acts. There can be no assurances that our defensive measures, once established, will prevent cyber attacks, and any incidents could damage our brand and reputation and negatively impact our business. Because data security is a critical competitive factor in our industry, we will make numerous statements in our privacy policy and customer agreements, through our certifications to privacy standards and in our marketing materials, providing assurances about the security of our platform including detailed descriptions of security measures we employ. Should any of these statements be untrue or become untrue, even through circumstances beyond our reasonable control, we may face claims of misrepresentation or deceptiveness by the U.S. Federal Trade Commission, state and foreign regulators and private litigants. Our errors and omissions insurance coverage covering security and privacy damages and claim expenses may not be sufficient to compensate for all liabilities.

- **Interruptions or performance problems associated with our software solutions, platform and technology may adversely affect our business and operating results.** Our business will depend in part on the ability of our potential customers to access our platform at any time. Our platform is proprietary, and we will rely on the expertise of members of our software development teams for its performance. We may in the future experience disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, denial of service attacks, or other security related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. If our platform is unavailable or if our users are unable to access it within a reasonable amount of time or at all, our business would be harmed. In addition, our infrastructure does not currently include the real-time mirroring of data. Therefore, in the event of any of the factors described above, or other failures of our infrastructure, customer data may be permanently lost. To the extent that we do not effectively address capacity constraints, upgrade our systems and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be adversely affected.
- **If our software contains serious errors or defects, we may lose revenue and market acceptance and may incur costs to defend or settle product liability claims.** Complex software such as ours often contains errors or defects, particularly when first introduced or when new versions or enhancements are released. Despite internal and third-party testing and testing by customers, our software may contain serious defects, which could result in lost revenue or a delay in market acceptance. Although we anticipate our customer agreements will contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitations. Even if not successful, a product liability claim brought against us

would likely be time-consuming and costly and could seriously damage our reputation in the marketplace, making it harder for us to sell our products.

- **We are dependent on certain key personnel, the loss of which could adversely affect our results of operations.** The performance of the Company is dependent on the performance certain key personnel, including Aaron D. Estrada, our Chief Executive Officer, and Ethan Estrada, our Chief Technical Officer. We rely on our leadership team in the areas of research and development, operations, security, marketing, sales, and general and administrative functions. In particular, our founder and Chief Executive Officer, Aaron D. Estrada, provides our strategic direction. If we are not successful in integrating new employees into our organization, such failure could disrupt our business operations. We do not have employment agreements with our officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers or key employees could have an adverse effect on our business. In addition, to execute our growth plan, we must attract and retain highly-qualified personnel. Competition for personnel is intense, especially for engineers experienced in designing and developing software applications and experienced sales professionals. We may experience difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. Likewise, if competitors hire our employees, we may divert time and resources to deterring any breach by our former employees or their new employers of their legal obligations. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. The lack of a market for our Class A Common Stock and META Tokens may adversely affect our ability to recruit and retain highly-skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be adversely affected.
- **The software industry in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.** Our potential competitors vary in size and in the breadth and scope of the products and services they offer. Large, well-established, enterprise application software vendors may choose to enter our market and compete with us. In the future, a competitor offering bundled software packages could include a free service similar to ours as part of its standard offerings or may offer a free standalone version of a service similar to ours. Our competitors may have greater name recognition, longer operating histories, more established customer and marketing relationships, larger marketing budgets and significantly greater resources than we do. They may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements. In addition, some of our competitors have partnered

with, or have acquired, and may in the future partner with or acquire, other competitors to offer services, leveraging their collective competitive positions, which makes, or would make, it more difficult to compete with them. With the introduction of new technologies, the evolution of our platform and new market entrants, we expect competition to intensify in the future. Increased competition generally could result in reduced sales, reduced margins, losses, or the failure of our platform to achieve or maintain more widespread market acceptance, any of which could harm our business. Failure to effectively develop our sales capabilities could harm our ability to increase our customer base. Increasing our customer base and sales will depend, to a significant extent, on our ability to develop our sales and marketing operations and activities. We will be substantially dependent on our internet and social media marketing campaigns, and word of mouth within the graphic design industry, to obtain new customers. We believe that there is significant competition for experienced sales professionals with the sales skills and technical knowledge that we require. Our ability to achieve significant revenue growth in the future will depend, in part, on our success in developing these marketing campaigns. Our current employees have limited marketing experience. New hires require significant training and time before they achieve full productivity, particularly in new sales segments and territories. We may be unable to hire or retain sufficient numbers of qualified individuals in the future to develop effective marketing campaigns. Our business will be harmed if our marketing development efforts do not generate significant revenue.

- **If we are not able to establish and enhance our brand, our business, operating results and financial condition may be adversely affected.** We believe that establishing our reputation within the graphic design community is critical to our ability to attract new customers. The successful promotion of our brand attributes will depend on a number of factors, including our marketing efforts, our ability to continue to develop high-quality software and our ability to successfully differentiate our platform from competitive products and services. Our brand promotion activities may not ultimately be successful or yield increased revenue. In addition, independent industry analysts provide reviews of our platform, as well as products and services offered by our competitors, and perception of our platform in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors' products and services, our brand may be adversely affected. The promotion of our brand will require us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive and as more sales are generated. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully develop our brand, our business may not grow, we may have reduced pricing power relative to competitors, and we could lose customers or fail to attract potential customers, all of which would adversely affect our business, results of operations and financial condition.
- **Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.** Our success and ability to

compete depend, in part, upon our intellectual property. We currently have not filed any patent application. We currently rely on copyright, trade secret and trademark laws, trade secret protection, and will also rely on confidentiality or license agreements with our employees, potential customers, partners, and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and adversely impact our business.

- **Suits by third parties for alleged infringement of their proprietary rights could cause us to incur significant expenses or liabilities.** There is considerable patent and other intellectual property development activity in our industry. Our future success depends, in part, on not infringing upon the intellectual property rights of others. From time to time, our competitors or other third parties may claim that our solutions and underlying technology infringe or violate their intellectual property rights, and we may be found to be infringing upon such rights. We may be unaware of the intellectual property rights of others that may cover some or all of our technology. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our solutions or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or other companies in connection with any such litigation and to obtain licenses, modify our solutions or refund subscription fees, which could further exhaust our resources. In addition, we may incur substantial costs to resolve claims or litigation, whether or not successfully asserted against us, which could include payment of significant settlement, royalty or license fees, modification of our solutions, or refunds to customers of subscription fees. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and other employees from our business operations. Such disputes could also disrupt our solutions, adversely impacting our customer satisfaction and ability to attract customers.

Privacy and data security concerns, and data collection and transfer restrictions and related domestic or foreign regulations, may limit the use and adoption of our solutions and adversely affect our business. Personal privacy, information security, and data protection are significant issues in the United States, where we plan to initially offer our product. The regulatory framework governing the collection, processing, storage, and use of business information, particularly information that affects personal data, is rapidly evolving and any failure or perceived failure to comply with applicable privacy, security or data protection laws or regulations may adversely affect our business. The U.S. federal and various state and foreign governments have adopted or proposed requirements regarding the collection, distribution, use, security, and storage of personally identifiable information and other data relating to individuals, and federal and state consumer protection laws are being applied to enforce regulations related to the online collection, use and dissemination of data. Some of these requirements include obligations on companies to notify individuals of security breaches involving particular personal information, which could result from breaches experienced by us or by organizations with which we have formed strategic relationships. Even though we may have contractual protections with such organizations, notifications related to a security breach could impact our reputation, harm customer confidence, hurt our expansion into new markets, or cause us to lose existing customers. We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the EU and other jurisdictions. For example, the European Commission recently adopted a General Data Protection Regulation, effective in May 2018, that will supersede current EU data protection legislation, impose more stringent EU data protection requirements and provide for greater penalties for noncompliance. We cannot yet determine the impact such future laws, regulations and standards may have on our business. Such laws and regulations are often subject to differing interpretations and may be inconsistent among jurisdictions. These and other requirements could reduce demand for our service, increase our costs, impair our ability to grow our business, or restrict our ability to store and process data or, in some cases, impact our ability to offer our service in some locations and may subject us to liability. Further, in view of new or modified federal, state or foreign laws and regulations, industry standards, contractual obligations, and other legal obligations, or any changes in their interpretation, we may find it necessary or desirable to fundamentally change our business activities and practices or to expend significant resources to modify our software or platform and otherwise adapt to these changes. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new products and features could be limited. The costs of compliance with and other burdens imposed by laws, regulations and standards may limit the use and adoption of our service and reduce overall demand for it, or lead to significant fines, penalties or liabilities for any noncompliance. Privacy, information security and data protection concerns, whether valid or not valid, may inhibit market adoption of our platform, particularly in certain industries and foreign countries. Our security measures and may be compromised in the future. Consequently, our solutions may be perceived as not being secure. This may result in customers curtailing or ceasing their use of our solutions, our reputation being harmed and our incurring significant liabilities and adverse effects on our results of operations and growth prospects. Our operations involve the storage and transmission of customer data or information, and security incidents may occur in the future, resulting in unauthorized access to, loss of or unauthorized disclosure of this information, regulatory enforcement actions, litigation, indemnity obligations and other possible liabilities, as well as negative publicity, which could damage our reputation, impair our sales and harm our business. Cyberattacks and other malicious internet-based activity continue to increase, and cloud-based platform providers of services have been and are expected to continue to be targeted. In addition, to traditional computer "hackers," malicious code (such as viruses and worms), employee theft or misuse and denial-of-service attacks, sophisticated nation-state and nation-state supported actors now engage in attacks (including advanced persistent threat intrusions). Despite significant efforts to create security barriers to such threats, it is virtually impossible for us to entirely mitigate these risks. If our security measures are compromised as a result of third-party action, employee or customer error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, our reputation could be damaged, our business may be harmed and we could incur significant liability. We may be unable in the future to anticipate or prevent techniques used to obtain unauthorized access or to compromise our systems because they change frequently and are generally not detected until after an incident has occurred. Concerns regarding data privacy and security may cause some of our customers to stop using our solutions and fail to renew their subscriptions. This discontinuance in use or failure to renew could substantially harm our business, operating results and growth prospects. Further, as we rely on third-party and public-cloud infrastructure, we will depend in part on third-party security measures to protect against unauthorized access, cyberattacks and the mishandling of customer data. In addition, failures to meet customers' expectations with respect to security and confidentiality of their data and information could damage our reputation and affect our ability to retain customers, attract new customers and grow our business. In addition, a cybersecurity event could result in significant increases in costs, including costs for remediating the effects of such an event; lost revenues due to decrease in customer trust and network downtime; increases in insurance coverage due to cybersecurity incidents; and damages to our reputation because of any such incident. Many governments have enacted laws requiring companies to provide notice of data security incidents involving certain types of personal data. In addition, some of our customers contractually require notification of data security breaches. Security compromises experienced by our competitors, by our customers or by us may lead to public disclosures, which may lead to widespread negative publicity. Any security compromise in our industry, whether actual or perceived, could harm our reputation, erode customer confidence in the effectiveness of our security measures, negatively affect our ability to attract new customers, cause existing customers to elect not to renew their subscriptions or subject us to third-party lawsuits, regulatory fines or other action or liability, which could adversely affect our business and operating results. There can be no assurance that any limitations of liability provisions in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. We also cannot be sure that our existing general liability insurance coverage and coverage for errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition and results of operations.

- **We rely on third-party computer hardware and software that may be difficult to replace or which could cause errors or failures of our software solutions.** We rely on computer hardware purchased or leased and software licensed from third parties in order to deliver our software solutions. This hardware and software may not continue to be available on commercially reasonable terms, if at all. Any loss of the right to use any of this hardware or software could result in delaying or preventing our ability to provide our software solutions until equivalent technology is either developed by us or, if available, identified, obtained and integrated. In addition, errors or defects in third-party hardware or software used in our software solutions could result in errors or a failure, which could damage our reputation, impede our ability to provide our platform or process information, and adversely affect our business and results of operations.
- **Any failure to offer high-quality product support may adversely affect our relationships with our customers and our financial results.** In deploying and using our solutions, our customers will depend on our support services team to resolve complex technical and operational issues. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for product support. We also may be unable to modify the nature, scope and delivery of our product support to compete with changes in product support services provided by our competitors. Increased customer demand for product support, without corresponding revenue, could increase costs and adversely affect our operating results. Our sales will be highly dependent on our business reputation and on positive recommendations from other customers. Any failure to maintain high-quality product support, or a market perception that we do not maintain high-quality product support, could adversely affect our reputation, our ability to sell our solutions to existing and prospective customers, our business, operating results, and financial position.
- **META Tokens may not be created, or if created, listed on an exchange.** The technology required to generated digital blockchain based securities is new and untested. The META Tokens may not be generated and delivered to your wallet in a timely manner, if at all. The Company has undertaken to use its reasonable commercial efforts to cause the META Tokens to be generated; however, there is no guarantee that the Company will be able to do so. If the META Tokens are not created, you will own uncertificated shares of META Tokens, which may make them more unlikely to ever be listed on an exchange. Even if the META Tokens are created, there is no guarantee that they will be listed on an exchange or alternative trading system registered with the Securities and Exchange Commission.

- **There is no market for the securities. A market may never develop, and accordingly the META Tokens will be an illiquid investment.** The sale of the Securities has not been registered under the Securities Act or the Securities Exchange Act and the Securities may not be resold unless the Securities are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration is available. In addition, there is no right to require such registration of the Securities. Pursuant to Regulation Crowdfunding, the META tokens may not be resold to the public for a period of one year from the date of the Closing in which you purchase the META Tokens. Even when this restriction lapses, there may be no or a limited market in which to sell the META Tokens. Therefore, the Securities must be purchased for investment purposes only and not with a view to resale or distribution thereof.
- **No underwriter or placement Agent was involved in this Offering.** The offering price for the META Tokens was determined by the Company. No underwriter, placement agent or person with similar responsibilities determined the offering price. No independent investment banking firm, underwriter or placement agent has been retained to assist in determining the offering price. There has not been any independent assessment of the offering price or confirmation of the adequacy of factual representations through an underwriter's or placement agent's due diligence investigation.
- **The META Tokens have limited voting rights.** The holders of META Tokens are not permitted to vote in the elections of the Company's directors nor on most other matters that may be brought before the Company's stockholders. The Securities are only permitted to vote in limited circumstances as required by applicable law. Accordingly, you will have no control over the management of the Company by virtue of owning META Tokens.
- **The META Tokens you purchase may not hold their value.** Changes in the value of an investment may result in a loss of principal. The value of your Units may decrease over any given time period.
- **The projections contained herein are not indicative of actual future results.** The statements, assumptions, and projections as to the future operations and revenue of the Company included or referred to in documentation provided by the Company herein are based upon information believed by the Company to be reasonable. The projections of future financial and operating performance and the assumptions underlying such projections are not to be viewed as fact and should not be relied upon as an assurance of future results. Furthermore, because the projected financial information is based on estimates and assumptions about circumstances and events that have not yet taken place, some beyond the control of the Company, and are subject to variation, there can be no assurance that the projected results will be attained. NO REPRESENTATION OR WARRANTY IS OR CAN BE MADE AS TO FUTURE OPERATIONS, CASH FLOW, REVENUE OR NET INCOME OF THE COMPANY.
- **Risks Inherent in an Investment in Us** Our Founders, Aaron D. Estrada and Ethan Estrada, collectively own sufficient shares of Class A Common Stock to control our Company's business policies and directions. Our Founders collectively own 76.15% of our Class A Common Stock. Accordingly, they are in a position to

determine who sits on our Board of Directors and approve certain major corporate transactions. The META Tokens are afforded only limited voting rights required by the Delaware General Corporation Law, and certain other regulations. Our Founder's interests may conflict or differ from your interests as a holder of META Tokens. As long as our Founders own or control in excess of 50% of our Class A Common Stock, they will be able to determine the members of our Board of Directors and influence the few company actions requiring the approval of stockholders. Their interests may not coincide with your interests as a holder of META Tokens.

- **We will require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.** We intend to continue to make investments to support our business growth and will additional funds to respond to business challenges, including the need to develop new features or enhance our solutions, develop our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our META Tokens. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Aaron Estrada, 41.77% ownership, Class A Common Stock
- Ethan Estrada, 33.21% ownership, Class A Common Stock

Classes of securities

- Class A Common Stock: 8,404,250

Except as set forth below, the Class A Common Stock and the META Tokens (together, the "Common Shares") shall have the same rights and privileges and shall rank equally, share ratably and be identical in all respects as to all matters.

__Voting.__ Except as may be provided in the Certificate of Incorporation, as amended, of the Corporation, or required by law, the Class A Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, witheach holder of Class A Common Stock being entitled to one vote for each share of Class A Common Stock held of record by such holder on such matters. The META Tokens shall have no voting rights other than such rights as may be required by the first sentence of Section 242(b)(2) of the Delaware General Corporation Law or any similar provision hereafter enacted; provided that an amendment of the Corporation's Certificate of Incorporation, as amended, to increase or decrease the number of authorized shares of META Tokens (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the board of directors of the Corporation and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A Common Stock of the Corporation and all other outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law or any similar provision hereafter enacted, with such outstanding shares of Class A Common Stock and other stock considered for this purpose as a single class, and no vote of the holders of any shares of METATokens, voting separately as a class, shall be required therefor.

Dividends. Holders of Class A Common Stock and holders of META Tokens shall be entitled to receive such dividends and distributions(whether payable in cash or otherwise) as may be declared on the Common Shares by the board of directors of the Corporation from time to time out of assets or funds of the Corporation legally available therefor; *provided* that the board of directors of the Corporation shall declare no dividend, and no dividend shall be paid, with respect to any outstanding share of Class A Common Stock or META Tokens, whether in cash or otherwise (including any dividend in shares of Class A Common Stock on or with respect to shares of Class A Common Stock or any dividend in shares of META Tokens on or with respect to shares of META Tokens (collectively, "Stock Dividends")), unless,simultaneously, the same dividend is declared or paid with respect to each share of Class A Common Stock and META Tokens. If a Stock Dividend is declared or paid with respect to one class, then a Stock Dividend shall likewise be declared or paid with respect to the other class and shall consist of shares of such other class in a number that bears the same relationship to the total number of shares of such other class, issued and outstanding immediately prior to the payment of such dividend, as the number of shares comprising the Stock Dividend with respect to the first referenced class bears to the total number of shares of such first referenced class, issued and outstanding immediately prior to the payment of such dividend. Stock Dividends with respect to Class A Common Stock may be paid only with shares of Class A Common Stock. Stock Dividends with respect to METATokens may be paid only with shares of META Tokens. Notwithstanding the foregoing, in the case of any dividend in the form of capital stock of a subsidiary of the Corporation, the capital stock of the subsidiary distributed to holders of Class A Common Stock shall be identical to the capital stock of the subsidiary distributed to holders of META Tokens, except that the capital stock distributed to holders of Class A Common Stock may have full or any other voting rights and the capital stock distributed to holders of META Tokens shall be non-voting to the same extent as the META Tokens are non-voting.

Subdivisions, Combinations and Mergers. If the Corporation shall in any manner split, subdivide or combine the outstanding shares of Class A Common Stock or the outstanding shares of META Tokens, the outstanding shares of the other such class of the Common Shares shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share. In the event of any merger, statutory share exchange, consolidation or similar form of corporate transaction involving the Corporation (whether or not the Corporation is the surviving entity), the holders of Class A Common Stock and the holders of META Tokens shall be entitled to receive the same per share consideration, if any, except that any securities received by holders of Class A Common Stock in consideration of such stock may have full or any other voting rights and any securities received by holders of META Tokens in consideration of such stock shall be non-voting to the same extent as the META Tokens are non-voting.

Rights on Liquidation. In the event of any liquidation, dissolution or winding-up of the Corporation (whether voluntary or involuntary),the assets of the Corporation available for distribution to stockholders shall be distributed in equal amounts per share to the holders of Class A Common Stock and the holders of META Tokens, as if such classes constituted a single class. For purposes of this paragraph, a merger, statutory share exchange, consolidation or similar corporate transaction involving the Corporation (whether or not the Corporation is the surviving entity), or the sale, transferor lease by the Corporation of all or substantially all its assets,shall not constitute or be deemed a liquidation, dissolution or winding-up of the Corporation.

- META Tokens: 0

Except as set forth below, the Class A Common Stock and the META Tokens (together, the "Common Shares") shall have the same rights and privileges and shall rank equally, share ratably and be identical in all respects as to all matters.

Voting. Except as may be provided in the Certificate of Incorporation, as amended, of the Corporation, or required by law, the Class A Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, witheach holder of Class A Common Stock being entitled to one vote for each share of Class A Common Stock held of record by such holder on such matters. **The META Tokens shall have no voting rights other than such rights as may be required by the first sentence of Section 242(b)(2) of the Delaware General Corporation Law or any similar provision hereafter enacted;** provided that an amendment of the Corporation's Certificate of Incorporation, as amended, to increase or decrease the number of authorized shares of META Tokens (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the board of directors of the Corporation and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A Common Stock of the Corporation and all other outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law or any similar provision hereafter enacted, with such outstanding shares of Class A Common Stock and other stock considered for this purpose as a single class, and no vote of the holders of any shares of METATokens, voting separately as a class, shall be required therefor.

Dividends. Holders of Class A Common Stock and holders of META Tokens shall be entitled to receive such dividends and distributions(whether payable in cash or otherwise) as may be declared on the Common Shares by the board of directors of the Corporation from time to time out of assets or funds of the Corporation legally available therefor; *provided* that the board of directors of the Corporation shall declare no dividend, and no dividend shall be paid, with respect to any outstanding share of Class A Common Stock or META Tokens, whether in cash or otherwise (including any dividend in shares of Class A Common Stock on or with respect to shares of Class A Common Stock or any dividend in shares of META Tokens on or with respect to shares of META Tokens (collectively, "Stock Dividends")), unless,simultaneously, the same dividend is declared or paid with respect to each share of Class A Common Stock and META Tokens. If a Stock Dividend is declared or paid with respect to one class, then a Stock Dividend shall likewise be declared or paid with respect to the other class and shall consist of shares of such other class in a number that bears the same relationship to the total number of shares of such other class, issued and outstanding immediately prior to the payment of such dividend, as the number of shares comprising the Stock Dividend with respect to the first referenced class bears to the total number of shares of such first referenced class, issued and outstanding immediately prior to the payment of such dividend. Stock Dividends with respect to Class A Common Stock may be paid only with shares of Class A Common Stock. Stock Dividends with respect to METATokens may be paid only with shares of META Tokens. Notwithstanding the foregoing, in the case of any dividend in the form of capital stock of a subsidiary of the Corporation, the capital stock of the subsidiary distributed to holders of Class A Common Stock shall be identical to the capital stock of the subsidiary distributed to holders of META Tokens, except that the capital stock distributed to holders of Class A

Common Stock may have full or any other voting rights and the capital stock distributed to holders of META Tokens shall be non-voting to the same extent as the META Tokens are non-voting.

Subdivisions, Combinations and Mergers. If the Corporation shall in any manner split, subdivide or combine the outstanding shares of Class A Common Stock or the outstanding shares of META Tokens, the outstanding shares of the other such class of the Common Shares shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share. In the event of any merger, statutory share exchange, consolidation or similar form of corporate transaction involving the Corporation (whether or not the Corporation is the surviving entity), the holders of Class A Common Stock and the holders of META Tokens shall be entitled to receive the same per share consideration, if any, except that any securities received by holders of Class A Common Stock in consideration of such stock may have full or any other voting rights and any securities received by holders of META Tokens in consideration of such stock shall be non-voting to the same extent as the META Tokens are non-voting.

Rights on Liquidation. In the event of any liquidation, dissolution or winding-up of the Corporation (whether voluntary or involuntary),the assets of the Corporation available for distribution to stockholders shall be distributed in equal amounts per share to the holders of Class A Common Stock and the holders of META Tokens, as if such classes constituted a single class. For purposes of this paragraph, a merger, statutory share exchange, consolidation or similar corporate transaction involving the Corporation (whether or not the Corporation is the surviving entity), or the sale, transferor lease by the Corporation of all or substantially all its assets,shall not constitute or be deemed a liquidation, dissolution or winding-up of the Corporation.

- Convertable Notes for Class A Common Stock: $262,321

Outstanding amount of Convertible Notes

$262,320.52, consisting of $250,000 principal amount and $12,320.52 in accrued but unpaid interest

Material Terms Summary
18 Month Maturity date, 6% Interest rate (simple compounding), 20% discount, 3,500,00 valuation cap.

Additional Terms

<u>Conversion on Next Equity Financing</u>: If the Company completes an equity financing in an aggregate gross amount of at least $1,000,000 not including conversion of the Notes (the ***"Next Equity Financing"***), the Notes will be automatically converted into the equity securities issued in that Next Equity Financing. The number of shares or units issued upon such conversion of the Notes will be equal to the outstanding principal balance and all accrued and unpaid interest on the Notes upon the closing of the Next Equity Financing, divided by the lesser of (i) 80% of the price per share or unit of the securities issued in the Next Equity Financing or (ii) an amount obtained by dividing (x) $3,500,000 by(y) the total number of shares or units of equity securities of the Company outstanding on a fully-diluted, as-converted basis immediately before the conversion.

<u>Conversion on Corporate Transaction</u>: In the event of a Corporate Transaction (defined below), the Purchasers may elect that either: (a) the Company pay the holders of the Notes an amount equal to the sum of (i) all accrued and unpaid interest due on the Notes held by the Purchasers as of the date of the Corporate Transaction plus (ii) 1.5 times the outstanding principal balance of such Notes; or (b) the Note(s) will convert (or be deemed to convert for purposes of determining the consideration payable to the Purchasers) into that number of shares of common stock of the Company equal to the outstanding principal balance and all accrued and unpaid interest on the Notes on a date that is no more than 5 days prior to the closing of the Corporate Transaction divided by the number obtained by dividing (y) $3,500,000 by (z) the total number of shares of equity securities of the Company outstanding on a fully-diluted, as-converted basis before the conversion. " ***Corporate Transaction***" means a transaction or series of transactions that result in (a) the sale, transfer or other disposition of all or substantially all of the Company's assets, (b) the consummation of a merger or consolidation of the Company with or into another entity(except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or (c) the closing of the transfer (whether by merger, consolidation or otherwise) to a "person" or "group"(within the meaning of Section 13(d) and Section 14(d) of the Exchange Act) of the Company's capital stock if, after such closing, such person or group would become the "beneficial owner"(as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding voting securities of the Company (or the surviving or acquiring entity).

<u>Optional Conversion After Maturity</u>: At any time on or after the Maturity Date,

the Notes may be converted at the option of the Initial Purchaser, into that number of shares of common stock of the Company equal to (a) the outstanding principal balance and all accrued and unpaid interest on the Notes as of the date of conversion divided by (b) the number obtained by dividing (y) $3,500,000 by (z)the total number of shares of capital stock of the Company Outstanding on a fully-diluted, as-converted basis before the conversion.

Preemptive Rights. Certain Purchasers will have preemptive rights to purchase certain issuances of equity by the Company, subject to the exceptions and terms and conditions in the Convertible Note Purchase Agreement._

Priority of Payment: The Notes will be subordinated in right of payment to all current and future indebtedness of the Company for borrowed money (whether or not such indebtedness is secured) tobanks, commercial finance lenders or other institutions regularly engaged in the business of lending money.

Prepayment: The Notes may not be prepaid without the prior written consent of the holder.

Voting Rights

The holders of Convertable Notes for Common Stock are not entitled to vote on any matter except as required under applicable law.

Summary of note holders and maturity dates:

Shareholder Name	Issue Date	Maturity Date	Principal	Accrued Interest	Outstanding Balance
Anne Creek	01/13/2017	07/13/2018	$50,000.00	$3,624.66	$53,624.66
Aaron Estrada	03/21/2017	09/21/2018	$50,000.00	$3,073.97	$53,073.97
Starfield Collective LLC	03/23/2017	09/23/2018	$50,000.00	$3,057.53	$53,057.53
Aaron Estrada	08/16/2017	02/16/2019	$50,000.00	$1,857.53	$51,857.53
Aaron Estrada	12/29/2017	05/29/2019	$50,000.00	$747.95	$50,747.95

What it means to be a Minority Holder

As a minority holder of any class of our stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

An investor's stake in the Company could be diluted due to the Company issuing additional securities. In other words, when the Company issues more securities (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of securities outstanding could result from a equity offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising security options, or by conversion of certain instruments (e.g. convertible bonds, preferred securities or warrants) into securities. If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per security (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more securities in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for securities that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in securities to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into capital stock. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more securities than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a security price ceiling. Either way, the holders of the convertible notes get more securities for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more securities for their money. Please see the description of our outstanding Convertible Promissory Notes. If you are making an investment expecting to own a certain percentage of the Company or expecting each security to hold a certain amount of value, it's important to realize how the value of those securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each securities, ownership percentage, voting control, and earnings per security.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our unaudited financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

The Company's operating expenses consist of sales and marketing, compensation and benefits, general and administrative, and research and development. To date we have generated only nominal revenues. Expenses directly attributable Software Engineering to account for the bulk of our expenses. As a result, we were able to leverage the Federal R&D tax credit.

In 2017, $121,388 was spent on salaries. Legal and professional services were also a big expense. $20,833 was spent on legal professional services in 2017. A good portion of legal fees goes to the creation of license agreements, Terms of Service agreements and contracts. Other large expenses were Cloud & Internet Services at $6,543, SaaS subscriptions at $4,455 and travel and lodging for business trips at $8,184.

In 2017 we generated $6,281 in revenue. A major increase from 2016, but modest otherwise. This was from a combination of custom engineering work and sales of our online training materials.

2016 was our first year in business and only half of the year. We spent the first three months of the Company's existence attending the ABQid Accelerator. While progress was made on determining product market fit and completing our prototype, no revenue was generated. The remainder of the year after attending the accelerator was used building our first MVP, which ran in to several delays due to external factors attributable to issues with our cloud providers as the time. 2016 resulted in net losses of -$55,642. In 2016, $34,421 was spent on wages and salaries. $3,710 went to Professional Fees, $6,397.50 was spent on business travel.

We do not anticipate significant revenue until at least Q4 2018. Based on our forecasts, with the liquidity of the full raise amount, we anticipate that we can operate the business for 4 months without revenue generation.

Financial Milestones

FullMeta Corp. took its first investment of $20,000 from the ABQid accelerator in July 2016 as a straight equity sale. The proceeds from this investment were used to fund operations as we attended the accelerator.

In January 2017 we opened a Reg D 506(b) exempt round authorising $500,000 in convertible notes. $250,000 in convertible notes were sold over the course of 2017 in this round. The proceeds of these convertible notes were used to fund operations.

Since its inception in 6/24/16 FullMeta Corp. has been investing in software development and high-touch marketing and sales in the form of customer discovery (customer interviews to help better determine product/market fit) generating net operating losses as a result.

Looking forward, our plan is to increase our marketing spend to help drive more traffic to the site. Our average monthly burn rate in 2017 was $15,016 a month. Cost of goods sold in terms of cloud expenses is variable on MetaPipe SaaS but amounts to a nominal portion of the cost of production all-in compared to engineering and support. This is to say, with MetaPipe SaaS, the costs of goods sold (the cost of cloud services to us) is not the primary expense. The primary expense is the cost of engineering and support of users. Hence, it's probably easiest to think of the operation as a whole in terms of cash flow, as the product is still under active construction. The cost of engineering will be constant, however, as we increase the number of users, the cost of engineering will amount to a smaller percentage of free cash flow as we grow the user base.

Now that we have an MVP, we would like to increase our marketing spend to at least $5,000 a month and start to seriously onboard early users. Given our historical expenses using 2017 numbers, ($194,016) and assuming an additional $5,000 a month for marketing and 25% to cover cloud COGs and support of new users, we would need to generate $254,016 in annual revenue in 2018 to be cash flow neutral compared to 2017. Our subscription fee for MetaPipe SaaS is currently $50 per month per active user. This means that based on the above assumptions and 2017 numbers, we need 424 active users year round to be cash flow neutral based on only income from MetaPipe Saas access fees. Considering that we are just entering Q2 and given the size of our current pre-launch interest list of 1,100 users, we believe getting to 424 users by the end of 2018 might be too ambitious. A more realistic number would be perhaps 100 active users. We believe that with increase marketing we can begin onboarding users and working toward that number in 2018.

In addition to MetaPipe, we also provide Airlock. Airlock is inclusive with certain MetaPipe subscriptions but can also be purchased as a stand-alone service. Airlock Pro subscriptions are currently $16 per month per active user. COGs to support each user are roughly $5 (it's variable based on network traffic. Each user is different.) It's hard to predict what percentage of users who are exposed to MetaPipe SaaS will opt for Airlock only access. However, Airlock-only subscriptions could serve as a source of additional recurring income for us.

The Landrace proof of concept game may be a source of income starting late 2018 and going in to 2019 and beyond. The cost of producing it falls under the marketing budget as described in the Use of Proceeds section. The development team have a revenue share deal where the development team splits 50% of net revenue from the game. The cost of supporting distribution of game data (the cloud compute bill) will be low due to the fact it will utilize decentralized systems for the heavy content distribution. For lack of historical numbers, let's assume that server and bandwidth costs that we must still shoulder to field Landrace will be $2000 a month once it launches. It's impossible to predict it's performance with certainty, however, if we use similar games as a model, the profit per Gen 0 critter we sell might be as high as $100 on average. Landrace will offer only 78,000 Gen 0 Chicken critters and they are emitted at the rate of 144 a day. If we take a more pessimistic view and assume that critters will only sell for half the price of similar games, Landrace should in theory still be able to produce $7,200 in gross revenue per day. Assuming an average month of 30.42 days, it would produce $219,024 a month in gross revenue and $108,512 net revenue a month and $1,302,144 net revenue per year for FullMeta Corp. once cloud expenses and revenue share were paid. We plan to make Landrace Crypto Critters substantially more visually rich than similar games on the market (which are all 2D) so we believe an average price per critter that is 1/2 that of already existing games is a realistic starting place to create a model. There is also the chance nobody at all is interested in the game when it launches and it performs terribly.

Additional income in 2018 may come in the form of custom engineering. Over the course of our existence, we have been approached on occasion to provide custom engineering solutions. We have been approached to do blockchain and cryptocurrency mining consulting. To date, only one of those relationships has turned into paying work but we plan to continue to pursue such opportunities when they present themselves in 2018, with the goal being to only take on work that is complementary to MetaPipe and improving our core products.

Our plan is to ramp up marketing and sales activities in 2018 to recruit more users to MetaPipe SaaS. This includes continued content marketing and social media marketing and traditional paid clicks advertising.

The initiation of this Reg CF funding round has created a material effect on our typical burn rate. Legal fees are being incurred approximating $15,000. Advertising fees on the order of $5,000 are anticipated. StartEngine will be taking at least 6% of proceeds from our Reg CF. These fees coincide and even proceed the time frame of this Reg CF offering with a substantial impact to our liquidity in the period between the initiation of this round and the release of funds.

While not a change in trend, it should be reiterated that the company has historically operated at a loss and has continued to operate at a loss into 2018. The above expenses only serve to accelerate our losses in the short term.

Our plan is to continue seeking to raise more funding under crowdfunding offerings, equity or debt issuances, or any other method available to the company while we continue operations towards cashflow neutrality. The timing of those raises will coincide with this offer and continue until we have raised enough funding to reach a cash flow neutral situation.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. Reaching the maximum goal for this campaign will allow us to continue operations for 4 months beyond the end of this campaign. We will seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company while we continue operations. This tranche of funding should be considered gap funding as we work toward milestones of gaining more customers and raising more funds to extend our runway further.

Indebtedness

The company has outstanding convertible notes for $262,361.64. The terms of the notes are 6% interest with 18 month maturity. The notes are payable in equity in the company and we anticipate them to be settled in equity.

Recent offerings of securities

2016-07-05, Rule 506(b), 20000 Common Stock. Use of proceeds: Formation, professional services (legal & accounting), attend ABQid accelerator, complete prototype.In connection with this issuance of Common Stock, the Company granted the investor certain anti-dilution protections. Unless and until the Company raises an aggregate of $250,000 in a subsequent equity financing, upon the issuance of additional equity securities, the Company is required to issue additional shares of Common Stock to maintain the investor's ownership percentage of six percent of the Company.

2017-01-13, Rule 506(b), $500,000 Convertible Note for Common Stock. Use of proceeds: Complete MVP, marketing, sales, professional services (legal & accounting), cloud services, SaaS subscriptions. We were undersubscribed on this round and raised $250,000 of the $500,000 authorized.

Valuation

$8,992,547.50

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the board as to what would be fair market value based on similar companies in our industry. Valuation of META Tokens Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. We have not undertaken any efforts to produce a valuation of the Company. The price of the META Tokens merely reflects the opinion of the Company as to what we believe would be fair market value based on future performance. As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each security of the same type is worth the same amount, and you paid more for your securities than earlier investors did for theirs. There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person. Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment). Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet. Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess. Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative. Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

USE OF PROCEEDS

We are seeking to raise a minimum of $9,999.15 and up to $107,000 in this offering through Regulation Crowdfunding. If we manage to raise our overall amount, we believe the amount will last us 4 months and plan to use the net proceeds of approximately $100,580 over the course of that time as follows:

	Offering Amount Sold*	**Offering Amount Sold***
Total Proceeds:	$9,999.15	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$599.95	$6420
Net Proceeds	$399.20	$100,580
Use of Net Proceeds:		
R&D and Product Development (40%)	$3,760	$40,232
Marketing/Sales (35%)	$3,290	$35,203
Working Capital (5%)	$470	$5,029
Legal & Professional Services (15%)	$1,409.80	$15,087

Creation of Security Token (5%)	$470	$5,029
Total Use of Net Proceeds	$9,899.20	$100,580

**Offering Totals are estimates. Actuals subject to change for avoidance of fractional shares.*

Continued development of MetaPipe will consume 40% of the net proceeds. Work on the Landrace blockchain collectables game will fall under the marketing and sales budget. Half of the funds for marketing and sales will be used for the landrace game, primarily to pay for cloud compute time and storage space. The other half of the marketing and sales budget will go to paid clicks advertising and other traditional marketing efforts. Legal and Professional services are costly and hence for this campaign a large portion of our net proceeds are going to cover professional legal and accounting fees. While creation of "coin-like" tokens is nothing new, creation of a compliant securities token is a new concept. We believe we can do it for 5% of our maximum raise if a suitable platform is available when it is time to deliver the token.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Travel to and and from trades shows and booths at trade shows for marketing and sales purposes.; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website at https://www.metapipe.com/annual-reports The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR FullMeta Corporation

[See attached]

I, Aaron Estrada, the CEO of FullMeta Corporation, hereby certify that the financial statements of FullMeta Corporation and notes thereto for the periods ending Dec 31, 2017 and Dec 31, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $6,484; taxable income of $ -180,822 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/12/18 (Date of Execution).

Aaron D. Estrada (Signature)

CEO (Title)

4/12/18 (Date)

FULLMETA CORPORATION

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2017

FullaMeta Corporation
Index to Financial Statements
(unaudited)

FULLMETA CORPORATION
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016
(unaudited)

	Year Ending 31 Dec 2017
Assets	
Cash and Cash Equivalents	
SVB CHECKING	$838.00
Wells Fargo CHECKING	$50,790.93
Wells Fargo SAVINGS	$250.02
Total Cash and Cash Equivalents	**$51,878.95**
Current Assets	
Accounts Receivable	$943.13
Total Current Assets	**$943.13**
Property, Plant and Equipment	
Computer & Office Equipment	$1,429.37
Total Property, Plant and Equipment	**$1,429.37**
Total Assets	**$54,251.45**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	$2,500.35
Payroll Wages Payable	$20,152.97
Premium Only Plan Health Benefit Liability	-$2,636.60
Rounding	$0.05
Total Current Liabilities	**$20,016.77**
Non-Current Liabilities	
Outside Investment: Convertible Debt	$250,000.00
Total Non-Current Liabilities	**$250,000.00**
Total Liabilities	**$270,016.77**
Equity	
Current Year Earnings	-$180,188.86
Outside Investment: Deferred Equity	$20,000.00
Owner's Capital: Owner's Investment	$65.17
Retained Earnings	-$55,641.63
Total Equity	**-$215,765.32**
Total Liabilities and Equity	**$54,251.45**

Year Ending 31 Dec 2016

Assets	
Cash and Cash Equivalents	
SVB CHECKING	$838.00
Wells Fargo CHECKING	$4,295.48
Wells Fargo SAVINGS	$25.00
Total Cash and Cash Equivalents	**$5,158.48**
Current Assets	
Accounts Receivable	$66.83
Total Current Assets	**$66.83**
Property, Plant and Equipment	
Computer & Office Equipment	$1,429.37
Total Property, Plant and Equipment	**$1,429.37**
Total Assets	**$6,654.68**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	$12,882.46
Federal Payroll Liability	-$394.15
Payroll Wages Payable	$21,691.58
State Payroll Liability	-$54.13
Unpaid Expense Claims	$8,105.38
Total Current Liabilities	**$42,231.14**
Total Liabilities	**$42,231.14**
Equity	
Current Year Earnings	-$55,641.63
Outside Investment: Deferred Equity	$20,000.00
Owner's Capital: Owner's Investment	$65.17
Total Equity	**-$35,576.46**
Total Liabilities and Equity	**$6,654.68**

FULLMETA CORPORATION
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Year Ending Dec 31 2017
Revenue	
Sales	$2,764.54
Uncategorized Income	$3,816.00
Total Revenue	**$6,580.54**
Less Cost of Sales	
Subcontractors	$300.00
Total Cost of Sales	**$300.00**
Gross Profit	**$6,280.54**
Operating Income / (Loss)	**$6,280.54**
Other Income and Expense	
Advertising	-$5,580.16
Bank Service Charges	-$85.93
Business License & Fees	-$293.00
Cloud & Internet Services	-$6,542.67
Computer & Office Consumables	-$2,486.96
Employer Taxes	-$8,895.05
Insurance	-$413.00
Meals & Entertainment	-$1,685.05
Miscellaneous	-$156.24
Miscellaneous (AJ)	-$147.56
Other Expense	-$422.23
Other Income	$196.15
Professional Fees	-$20,833.28
Reimbursable Expense	-$163.12
SaaS Subscriptions	-$4,454.93
Stripe Fees	-$99.38
Travel and Lodging - Business Trips	-$8,184.36
Travel Reimbursement	-$418.99
Vendor Refunds	$6.46
Wages & Salaries	-$121,387.60
Work-space	-$4,422.50
Total Other Income and Expense	**-$186,469.40**
Net Income / (Loss) before Tax	**-$180,188.86**
Net Income	**-$180,188.86**
Total Comprehensive Income	**-$180,188.86**

	Year EndingDec 31 2016
Less Cost of Sales	
Subcontractors	$5,595.00
Total Cost of Sales	**$5,595.00**
Gross Profit	**-$5,595.00**
Operating Income / (Loss)	**-$5,595.00**
Other Income and Expense	
Bank Service Charges	$40.07
Business License & Fees	-$125.00
Meals & Entertainment	-$451.22
Other Income	$500.00
Professional Fees	-$3,710.00
Reimbursable Expense	-$3,474.86
SaaS Subscriptions	-$1,477.80
Stripe Fees	$1.66
Travel Reimbursement	-$6,397.50
Wages & Salaries	-$34,421.71
Work-space	-$530.27
Total Other Income and Expense	**-$50,046.63**
Net Income / (Loss) before Tax	**-$55,641.63**
Net Income	**-$55,641.63**
Total Comprehensive Income	**-$55,641.63**

FULLMETA CORPORATION
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

FullMeta Corporation Detailed Captable Year Ending Dec 31, 2017

Name	Common	2017 Stock Plan	Total Shares	Fully Diluted Percentage Ownership
ABQid Fund I, L.P.	504,250	0	504,250	6.00%
Aaron Estrada	3,400,000	0	3,400,000	40.46%
Elizabeth Benard	441,224	0	441,224	5.25%
Ethan Estrada	3,000,000	0	3,000,000	35.70%
Unissued Options		1,058,776	1,058,776	12.60%
Total	**7,345,474**	**1,058,776**	**8,404,250**	**100.00%**

FullMeta Corporation Detailed Captable Year Ending Dec 31, 2016

Name	Common	Total Shares	Fully Diluted Percentage Ownership
ABQid Fund I, L.P.	409,500	409,500	6.01%
Aaron Estrada	3,400,000	3,400,000	49.93%
Ethan Estrada	3,000,000	3,000,000	44.06%
Total	**6,809,500**	**6,809,500**	**100.00%**

FULLMETA CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

For the year ended December 31, 2017

Operating Activities	
Receipts from customers	5,626.54
Payments to suppliers and employees	(194,016.38)
Cash receipts from other operating activities	213.48
Net Cash Flows from Operating Activities	**0.00**
Investing Activities	
Payment for property, plant and equipment	(1,364.38)
Net Cash Flows from Investing Activities	**0.00**
Financing Activities	
Other cash items from financing activities	236,261.21
Net Cash Flows from Financing Activities	**0.00**
Net Cash Flows	**0.00**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	5,158.48
Cash and cash equivalents at end of period	51,878.95
Net change in cash for period	**46,720.47**

For the year ended December 31, 2016

Account	2016
Operating Activities	
Payments to suppliers and employees	(45,692.29)
Cash receipts from other operating activities	500.00
Net Cash Flows from Operating Activities	**0.00**
Investing Activities	
Payment for property, plant and equipment	(64.99)
Net Cash Flows from Investing Activities	**0.00**
Financing Activities	
Other cash items from financing activities	50,415.76
Net Cash Flows from Financing Activities	**0.00**
Net Cash Flows	**0.00**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	0.00
Cash and cash equivalents at end of period	5,158.48
Net change in cash for period	**5,158.48**

NOTE 1 – NATURE OF OPERATIONS

FullMeta Corporation was formed on 06/24/2016 ("Inception") in the State of Delaware. The financial statements of FullMeta Corporation (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters (nexus of business) are located in Provo Utah.

FullMeta Corporation builds software tools for digital content creators like Animators, VFX Artists, and CAD/CAM/CAE operators. Our flagship product, MetaPipe, allows non-technical users to orchestrate cloud resources into useful configurations from a simple web based interface. Users will be able to use MetaPipe to create the compute infrastructure for a computer graphics animation studio in the cloud including the Workstations, Network, Network Attached Storage and other servers, like a render farm. MetaPipe produces a related product called Airlock. Airlock is a cloud storage portal that may be used with MetaPipe as an ingress and egress portal for digital files between MetaPipe and the Internet or as a stand-alone cloud storage and file delivery system. FullMeta Corporation will also use its experience in digital content creation to create a blockchain based digital collectables game using MetaPipe for remote collaboration with our own team as a proof-of-concept. The game will also be productized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from subscriptions to MetaPipe, Airlock and the digital collectables game Landrace when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Utah state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company carries debt in the form of Convertible Notes for equity. Certain funding targets trigger conversion of the notes. We are providing a pro-forma modeling in Appendix A for how the notes will convert as information to interested parties.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. The company has ongoing month-to-month SaaS subscriptions but no expected large Capital Expenditure commitments contracted but not yet incurred.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized 10,000,000 shares of common stock with a par value of $0.00001. As of 3/30/2018 the company has issued 8,404,250 shares of our common stock.

(See STATEMENTS OF STOCKHOLDERS' EQUITY for captable)

NOTE 6 – RELATED PARTY TRANSACTIONS

Ethan Estrada, Secretary and CTO, differed pay from 2016 totalling $20,000
Aaron Estrada, President and CEO, is a majority holder of convertible notes with notes totalling $150,000

Terms of convertible note is the same as offered to other investors in the same round. 18 Month Maturity date, 6% Interest rate (simple compounding), 20% discount, 3,500,00 valuation cap. If the Company completes an equity financing in an aggregate gross amount of at least$1,000,000 not including conversion of the Notes, the note will automatically convert to equity. (These are the same convertible note terms as outlined in the Convertible Notes section.)

Shareholder Name	Issue Date	Maturity Date	Principal	Accrued Interest	Outstanding Balance
Aaron Estrada	03/21/2017	09/21/2018	$50,000.00	$3,073.97	$53,073.97
Aaron Estrada	08/16/2017	02/16/2019	$50,000.00	$1,857.53	$51,857.53
Aaron Estrada	12/29/2017	05/29/2019	$50,000.00	$747.95	$50,747.95

(See APPENDIX A for pro-forma conversions of notes)

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2017 through April 6th, 2018, the issuance date of these financial statements. The initiation of this Reg CF funding round has created a material effect on our typical burn rate. Legal fees are being incurred approximating $15,000. Advertising fees on the order of $5,000 are anticipated. StartEngine will be taking at least 6% of proceeds from our Reg CF. These fees coincide and even proceed the time frame of this Reg CF offering with a substantial impact to our liquidity in the period between the initiation of this round and the release of funds.

While not a change in trend, it should be reiterated that the company has historically operated at a loss and has continued to operate at a loss into 2018. The above expenses only serve to accelerate our losses in the short term.

APPENDIX A
CONVERTIBLE NOTE HOLDERS
CONVERTIBLE NOTES CONVERSION PRO-FORMA
(unaudited)

Pre-Money Valuation: $9,000,000
Pre-Money Fully Diluted Shares: 8,404,250

Shareholder	Convertible Security	Conversion Cap	Conversion Discount	Price Per Share	New Shares
Aaron Estrada	$50,739.72	3,500,000	20.00%	$0.41645	121,838.6841
Starfield Collective LLC	$53,049.31	3,500,000	20.00%	$0.41645	127,384.5840
Aaron Estrada	$51,849.31	3,500,000	20.00%	$0.41645	124,503.0856
Anne Creek	$53,616.43	3,500,000	20.00%	$0.41645	128,746.3801
Aaron Estrada	$53,065.75	3,500,000	20.00%	$0.41645	127,424.0605
Total	**$262,320.52**				**629,896.78943**

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

MetaPipe is pending **StartEngine Approval.**


PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

MetaPipe

Fully Virtualized VFX & Animation Studio

Small OPO · Provo, UT · Film & Video · US Investors Only

Overview | Team | Terms | Updates | Comments | Share

Help Us Build the Future of VFX and animation Infrastructure

Invest in MetaPipe



We're in the golden age of television, but what if it could be better? Netflix, Hulu, Amazon, HBO, and every other major studio might be putting out their best content in years, but there's still the same narrow focus, the same slew of remakes and rehashes.

Why don't new, diverse projects get the green light more often? Why don't you see more smaller studios stepping up to have their voices heard? **Because it's expensive.**

But what if that weren't an issue any longer? What if any studio could have the power to produce high-budget content without the infrastructure capital expenses that come with it? Suddenly, everyone, not just the big studios, can create masterpieces and the golden age kicks into overdrive.



We Are Metapipe...

...and we're here to give every studio out there the chance to be great, no matter your size or budget. We're a team of animators and VFX artists, entrepreneurs and engineers. **We're about to put all of the computing power, all of the infrastructure of a major studio, right into your pocket thanks to our virtual workstation streaming platform.**

MetaPipe is a cloud-based production platform for CG animation and digital content creation that includes everything you need to get your job done. We provide users with access to storage, render farms, and GPU-accelerated workstations. Users easily stream their cloud workstation to their desktop over a secured Internet connection. Best of all, there's no need to mess with settings or worry about overuse, because **MetaPipe pre-configures the machines for you and you don't pay anything when the machines are turned off.**

We dreamt of being able to free studios and artists from the expensive burden of facility overhead, large hardware footprints, and costly data management. Thanks to MetaPipe's groundbreaking platform, we've made that dream a reality by letting even non-technical users deploy complex infrastructure easily through the cloud.

With MetaPipe, even small studios can bid on big projects and handle them with ease without risk of bankruptcy or the weight of added debt. We're seeking your investment to finish development of our platform and to begin rolling it out to dynamic, excited creators around the world.

Join us. **Invest in MetaPipe**, and be a part of the future of VFX creativity. And be sure to **like this offering and share it** with an artist in your life, too!



The Offering

Investment

$1.07 per **META Token** (non-voting common stock, tokenized on the blockchain)
When you invest you are anticipating the company's future equity value will exceed 9 million.

Perks*

If you invest **$428+**, you will receive Free Access to Nuke training videos NK101 and NK201 (31 hours of video training including project files.)
The first 42 investors to invest **$2199+**, will receive Group Mentored compositing training with Aaron Estrada. Access to NK101 & NK201 training videos.

**All perks and tokens will be delivered after the campaign is completed. Tokens will be delivered after 1 year transfer restriction has ended and upon availability of the Tokens. See Offering Summary below for additional info.*

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

MetaPipe levels the playing field for digital content creators and puts major studio power into anyone's pocket. This is your chance to get a piece of that power.

The Problem... Infrastructure for C.G. Animation is Expensive Upfront and Difficult to Deploy and Maintain

Metapipe Delivers a Powerful, Affordable Solution

We take care of the compute infrastructure issues a studio might face and pass the savings directly on to the consumer by deploying streaming virtual workstations, scalable and capable of handling numerous remote collaborators. All data is backed up on the cloud for easy access and protection, and securely held until the project is finished. Amazingly, the whole service is easily within most small studios budgets at a flat monthly access fee, and that includes our strict security measures, even for basic users.


Airlock
METAPIPE

MetaPipe takes security extremely seriously, so we have implemented a number of data controls. Every team has its own secure silo for data, plus the platform comes with a feature we call: Airlocking.

The Airlock is a staging area where authorized users can upload and download data from both inside and outside MetaPipe. Since it's neither directly in MetaPipe nor on the Internet, only trusted members of a team can use it to upload and download data from their project. All access in and out on both sides of the Airlock is logged so you can keep an eye on activity, regardless of who you grant Airlock privileges to. Airlock can be used as a component of MetaPipe or as a standalone portal for file delivery to clients or collaborators. Airlock Beta is live now.


logo

Enterprise-level subscribers will have a wealth of additional features available, too. These include direct shell-access, VPNs and various systems for syncing data for hybrid on-premises / cloud deployments.

We know what it's like to be a small studio, struggling to balance bidding on budget-busting projects with production costs and infrastructure issues. And we know that every studio does their work differently. That's why we created MetaPipe - to solve the problems a small studio faces, while simultaneously increasing capabilities. MetaPipes un-opinionated, desktop-centric approach allows users to build the cloud pipeline they want rather than being forced to use someone else's idea of how a pipeline should work. The largest VFX and studios in the word already use technology like MetaPipe to solve their collaboration challenges. We are leveling the playing field by making the same capability available to studios of any size. MetaPipe is currently at the MVP stage and ready for early adopters to jump onboard.

We're confident in MetaPipe. You should be too.

We're Confident in MetaPipe. You Should Be, Too!

So confident, in fact, that we are developing an in-house proof of concept and use case that we're rolling out simultaneously with our equity crowdfunding campaign. **We call it... Landrace.**

What Is Landrace?

Currently in pre-production, Landrace is the first genetically plausible tokenized collectible game that lets players collect, trade, and breed unique, 3D virtual creatures. But this is more than just a blockchain-backed beanie baby. This is a chance to own and collect completely distinct digital characters, capable of growing, and reproducing with scientifically plausible genetic expression.



Something like this has never been done before, and the power of MetaPipe makes it possible.

As a MetaPipe project, Landrace will benefit from the full strength of our platform for remote collaboration and data protection. All of the art and characters will be created by our geographically distributed team of expert C.G. Artists, Animators, Technical Directors and Programmers.

MetaPipe might be a tech company, but first and foremost we are computer graphics artists and technical directors with more than 55 years of experience. We speak the language of our target market, and we know the domain inside and out.

How MetaPipe Works



As entertainment industry professionals, we understand what resources a studio needs to remain competitive. That's why we've built a platform that provides all the hardware you could possibly need, configured and scalable to handle any size enterprise or project across any distance, and it's all backed up securely through the cloud. **Best of all, we give our customers the ability to deploy these comprehensive production tools and virtual workstations within minutes , not weeks or months, giving your studio an added boost with lower turnaround time.**

For all of this, we charge a simple flat fee of $50/month/ active user. Users then pay for only the compute time and storage they actually use. Every studio deserves the right to create, not just the best funded, and that's why we want to provide our services for a fair rate that allows studios to remain competitive and confident in their ability to handle ambitious products and still turn a profit.


METAPIPE


Choose desired hardware
S
M
L

Demo Video of MetaPipe MVP in action (sections have been edited for clarity)

The Four Key Benefits of MetaPipe



Compute costs move to Op-Ex



100x improvement in deployment speed



Capacity always matches demand



Vastly improved security

Full-time use of a MetaPipe streaming workstation costs about the same as renting a high-end computer, but our service is vastly more convenient and users only pay for the time they actually use the machine. The more efficient you are with your usage of resources, the more cost efficient it will be. And, unlike a rental or lease on a computer, you can resize your MetaPipe computer to match your immediate needs. MetaPipe uses large public clouds like Microsoft Azure so scale is is not an issue.

Doing simple modeling or animation? Keep the machine small and costs lower. Need to do a massive simulation requiring a lot of RAM or CPU? Supersize your workstation so you can crank through the simulation quickly. Time is money after all. In this respect, **MetaPipe can serve as something of a time machine, where you can buy more compute time to save yourself clock time when it makes sense to do so.**

MetaPipe can be used practically anywhere. You do not need a very powerful machine or exotic network connection on the user side. Most consumer broadband connections are fast enough to handle MetaPipe. In fact, we often demo it on a wireless 4G access point. **Just about any machine made in the last 10 years is capable of running MetaPipe.**


ZOTAC

Even this inexpensive, pocket-sized computer is capable of running MetaPipe.

How MetaPipe Helps the Community



MetaPipe excites us so much because it gives us an incredible opportunity to change the lives of ambitious artists everywhere. It doesn't matter what your focus is, where you or your studio are located, or the size of your project or team. With MetaPipe, those concerns become a thing of the past.

Metapipe removes external constraints on creativity.

No intense infrastructure buildup needed.

No massive investment in computing power necessary.

No costly and redundant data transfer concerns.

When artists and the voices in our communities are empowered to create, they will create better. That freedom energizes the media we consume and encourages adoption of more diverse narratives, visions, and experiences, something the current studio system cannot do.

MetaPipe and the Future of Computing



Streaming virtual desktops are the future of VFX and many other industries. It is quickly becoming the preferred method for secure collaborative work. Many large VFX and animation studios have already adopted in-house solutions for streaming workstations and/or cloud rendering. **MetaPipe brings the same technology to everyone, in an integrated and easy-to-use platform.**

As we develop MetaPipe, it will also empower industries like CAD/CAM, video post production, marketing and advertising, and educational services. We will do this by constantly finding ways to give any content creator the tools they need to maximize their operational capabilities and improve the quality of their work.

With LandRace available alongside it, we expect to see MetaPipe emerge as a global phenomenon.

$8.9 Billion	$17.4 Billion	226,540	400,000
M&E Market Size	CAD/CAM Market Size	Potential Professional Users (U.S.)	Potential Student Users (U.S.)

Source

Revenue Model

MetaPipe will generate revenue via four sources.

MetaPipe SaaS Basic Subscription

MetaPipe Saas is our $50 a month per-active-user product for orchestrating and managing cloud resources. (This is the price during the MVP/Beta stage. The price is subject to change.)

MetaPipe SaaS Enterprise

MetaPipe Enterprise level support is quoted to users on a case-by-case basis and the cost depends on their specific needs. This level of support may include a substantially higher level of support including custom engineering, concierge services, etc.

Airlock Stand-Alone Subscriptions

Airlock is our cloud storage product. It can be ordered as a stand alone product that does not require a MetaPipe subscription. Prices range from $16 a month for Pro 100 GB a month subscription to "Ask Us" for an enterprise level subscription with any amount of storage over 100 GB.   (This is the price during the MVP/Beta stage. The price is subject to change.)

Landrace Crypto Critters

Sales and transfers of Landrace Critters. Gen 0 critters are generated by us and sold directly. The full value of the first sale goes to MetaPipe minus any fees that must be paid as "gas" to the Ethereum network.

Subsequent transfers or breeding of Critters incur a commision to MetaPipe for use of the smart contracts.

For auctions on the resale of chickens, we claim 3.75% from the sellers share of the deal.

For regular breeding contracts, we take 3.75% from the sellers share of the deal.

For the “cloning” breeding contract, we take 25% from the sellers share and 25% from the buyers share.

For the breeding with the Genesis Chicken (A special case of breeding with a randomizing function) we take 100% of the breeding fee, which is set by auction.

We pay a revenue split with members of the game dev team which, depending on many factors, may total as high as 50% of net revenue from the game.

Invest in MetaPipe Today!

This is a first-of-its-kind offering, and the chance to own a part of the future of VFX, animation, digital content creation, and so much more. We are disrupting the $9 billion software and hardware market for Media and Entertainment production by improving speed, security, efficiency, and operational flexibility. **Funding MetaPipe goes towards all of this, as well as toward building an exceptional blockchain game studio with a peerless proof-of-concept demo that can itself be monetized.**


METAPIPE

Additionally, for everyone who holds cryptocurrency, MetaPipe provides a special opportunity to diversify one’s portfolio with a securitized token for shares of stock in a disruptive tech company. **This is a chance to turn something virtual into something corporeal, tangible, functional, and valuable.**

Join us in building the future of VFX and animation. **Invest in MetaPipe today!**

June 2016

ABQid Accelerator

MetaPipe participates in the ABQid accelerator. (Part of the Global Accelerator Network)

June 2017



MetaPipe MVP Testing

Hand picked users test drive MetaPipe Beta MVP

September 2017

Port to Azure

We begin porting MetaPipe to Microsoft Azure.

March 2018



MVP Running

MetaPipe MVP running on Microsoft Azure

March 2018



Airlock Begins

We have our first Paying customer on Airlock.

April 2018



Landrace Referral Program

We launch Landrace game referral promotion

Month Year

Launched on StartEngine

Now YOU can own a part of our company!

October 2018



Beta Testing Landrace

Full testing of Landrace begins. (ANTICIPATED)

November 2018



MetaPipe Widely Available.

We have our first major paying customers. (ANTICIPATED)

December 2018



Landrace Ships

We ship first iteration of Landrace game. (ANTICIPATED)

In the Press

SHOW MORE

Meet Our Team



Aaron Estrada

Founder, CEO, & Director

Aaron has served as President, Director, & Chief Executive Officer of FullMeta Corporation since its inception in June 24, 2016. From December 2015 through May 2017, Aaron served as VP of Applied Technology at Cinnafilm Inc., a software company specializing in image processing for the media and entertainment industry, after which, he transitioned to working at FullMeta Corporation full time. He continues to serve Cinnafilm Inc. part time as a consultant and system engineer. From July 2012 through June 2015, Aaron served as CTO and Secretary of Pivot VFX, a boutique feature VFX and animation studio. Earlier in his career Aaron worked at several animation and VFX studios including Dreamworks Animation, Sony Pictures Imageworks, Rhythm and Hues, Nickelodeon and Sony Development.



Ethan Estrada

Founder, CTO, & Director

Ethan has served as Secretary, Director, & Chief Technical Officer of FullMeta Corporation since its inception on June 24, 2016. He additionally served as Chief Operating Officer of the Company during 2017. From October 2013 through June, 2016 Ethan was employed as a Pipeline and VFX Technical Director at the LDS Motion Picture Studio, an independent film and video production company. Ethan studied Animation and Computer Science in Brigham Young University's multi-award winning Center for Animation, where he worked on several animated student films.



Elizabeth Benard

Software Engineer

Holds a BS in Computer Science with an emphasis in Animation from Brigham Young University. After graduation she worked as a VFX artist and Pipeline Technical Director.



Jared Tarbell
Advisor
Jared holds a BS in Computer Science from New Mexico State University. He is one of the Co-founders of Etsy. Before starting at Etsy, Jared was a renowned creator of computational art, a passion he continues now that he has exited his daily responsibilities at Etsy.



Greg Ercolano
Technical Advisor
A technical wizard and renaissance man, Greg has won a Technical Academy Award for the render farm work queue "Rush", which is used at companies such as Blue Sky Studios and Zoic Studios. Owner of Seriss Corporation.



Todd Hebenstreit
Landrace - Designer / Modeler
A talented and versatile designer with a knack for UX/UI design, Todd's employers and clients include Occulus, Glu Mobile, BoomTime, Ebay, Adobe, and CenturyLink.



Eric Geusz
Landrace - Software Engineer
Adept in both art and code, Eric is one of the rare individuals who can fully utilize both sides of his brain, often times simultaneously. Before working with impressive employers like Northrup Grumman, Eric was involved in creating many unique interactive installations through his work at the UNM Social Media Network



Brooks Walch
Landrace - Software Engineer
A strong background in Web technologies and design make Brooks a goto talent for web applications, UX/UI and interactive games.



Donovan Heimer
Landrace - C.G. Artist / T.D.
Experienced 3D artist and software developer with a track record in entertainment and research industries. (BFA) focused in Interdisciplinary Film & Digital Media from The University of New Mexico. Donovan has spent the last several years as a software developer in Unity building Serious Games.



Ryan Knudsen
Landrace - C.G. Artist / T.D.
Experienced 3D Modeler with a history of working in the research industry. Skilled in 3D modeling, Lighting, Rendering, Level Design, Unity Engine and Unreal Engine development. Bachelor's degree in Fine Arts with a focus in Digital Media from The University of New Mexico.



Ali Ghadimi
Landrace - C.G. Artist
Experienced in motion graphics, 3D modeling and animation, UI/UX, VFX and editing, Ali has a knack for designing amazing fictional sci-fi UIs. Bachelor's degree in Digital Media from The University of New Mexico.



Paul Szauter
Landrace - Genetics Advisor
Ph.D. in genetics from University of Washington. Paul is an expert in human and animal genetics with deep experience in Genomics (the use of computers for evaluating digitized gene sequences)



T.J. Bordelon
Landrace - Tech Advisor
A true renaissance man and polymath, T.J. Bordelon excels in solving technically difficult and novel challenges. He has a 20 year track record of creating both hardware and software. Before moving in to development of UAVs full time, T.J was very active as a game engine programmer.

Offering Summary

Maximum 100,000 META Tokens (non-voting common stock) ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 9,345 META Tokens (non-voting common stock) ($9,999.15)

Company	FullMeta Corporation
Corporate Address	1830 N. 1120 W. Provo, UT 84604
Description of Business	Software developer of SaaS tools for making the cloud easy to use.
Type of Security Offered	**META Token** - Shares of non-voting common stock as a Security Token
Purchase Price of Security Offered	$1.07 per share
Minimum Investment Amount (per investor)	$428.00

Perks*

$428.00 + Free Access to Nuke training videos NK101 and NK201 (31 hours of training including project files)

First 42 investors of $2199.00 + Group Mentored compositing training with Aaron Estrada. Access to NK101 & NK201 training videos.

**All perks and tokens will be delivered after the campaign is completed. Tokens will be delivered after 1 year transfer restriction has ended and upon availability of the Tokens.*

Terms of Tokens

META Tokens

Description: Each META Token represents a share of non-voting stock in FullMeta Corp., with rights and preferences as designated in the articles of incorporation and summarized in the Offering Document.

- **Blockchain:** Ethereum (ANTICIPATED)
- **Exchanges:** META Tokens are intended to be tradable on StartEngine LDGR, tZero, and any other ATS upon launch of the service.

Material Terms:

- **Voting Rights:** Non-Voting
- **Restrictions on Transfer:** 1 year
- **Dividends/Distributions:** at the discretion of the board
- **Redemption Rights:** Limited (see Articles of Incorporation)
- **Other:**
  - After the 1 year Reg CF lockup period is over, investors may exchange their uncertificated stock shares for the equivalent number of META Tokens.
  - The transferability of META Tokens is dependent on the availability of an Alternative Trading System compliant with US federal and state securities laws.
  - The listing of META Token is dependent on the availability of an exchange able to handle Ethereum based Securities Tokens in full compliance with US federal and state securities laws.

Please see Offering Document for complete set of rights and preferences.

The Company currently does not have a distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

The 10% Bonus for StartEngine Shareholders

FullMeta Corp. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 400 META Tokens at $1.07 / share, you will receive 40 META Token bonus shares, meaning you'll own 440 META Token shares for $428.

Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Travel to and and from trades shows and booths at trade shows for marketing and sales purposes.; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow MetaPipe to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post

startengine

©2017 All Rights Reserved

About
Blog
About Us
FAQ

Connect
Facebook
Twitter
Careers
LinkedIn
Instagram
Press Inquiries

Join
StartEngine ICO 2.0 Summit
Edit My Campaign
Investors

Legal
Terms of Use
Privacy Policy
Disclaimer

Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Janice's Dilemma Video Transcript:

Say hello to Janice.

Janice is a VFX producer. She's closing the biggest deal her small VFX studio has ever done.

She feels pretty happy about that... until that is, she remembers that she doesn't have enough room in her studio to house the needed number of artists... even worse her favorite artists won't move across the country for only a few months worth of work...

Oh and this job can't fully pay off the cost of the additional required hardware and software so she'll need to somehow spread the cost of it over multiple jobs whether they fully utilize it or not.

Then Janice remembers MetaPipe.

Traditional VFX and animation infrastructure requires large amounts of space and upfront capital. The artists, workstations, network storage and the render farm all need to live in the same place.

But not with MetaPipe!

With MetaPipe, all of this infrastructure lives in the cloud on data centers and users remotely access the workstations from much less expensive devices like laptops or thin clients.

Since everyone connects remotely users don't all need to be under the same roof. You can use as little or as much as you want and you only pay for what you use, when you use it. That means no large upfront costs and no resources sitting around your office going unused.

Now Janice knows that she can deliver on time and under budget.

Way to go Janice!

Siggraph2017 Demo Video Transcript:

[Title Card #1]
METAPIPE

Easy to use cloud compute for

VFX and Animation

[Title Card #2]

MetaPipe provides an artist friendly, cloud based CG animation studio. What does that mean to you?

[Title Card #3]

- Better than 100x improvement in deployment speed
- Capacity always matches demand (Time=Money!)
- Highly Secure
  - User have no physical access to hiosts
  - No Internet Access from hosts
  - All Access logged
  - VM are stateless and known to be clean
  - Network Intrusion Detection running 24/7

[Edited screen capture session of MetaPipe creating a VM, launching a VM, Running Blender software and shutting down VM]

[Title Card #4]

What to experience the future of animation & VFX in the cloud?

Join us at

www.MetaPipe.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "FULLMETA CORPORATION", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF JUNE, A.D. 2016, AT 2:42 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE
1793 DELAWARE 1855

6078474 8100
SR# 20182572005

Authentication: 202485001
Date: 04-10-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:42 PM 06/24/2016
FILED 02:42 PM 06/24/2016
SR 20164635470 - File Number 6078474

CERTIFICATE OF INCORPORATION OF FULLMETA CORPORATION

ARTICLE I

The name of the corporation is FullMeta Corporation (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the state of Delaware is 2711 Centerville Road, Suite 400 in the city of Wilmington, county of New Castle, zip code 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is 10000000 shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Aaron Estrada
100 Broadway BLVD NE #206
Albuquerque NM 87102
United States

Executed on 6/8/2016

DocuSigned by:
Aaron D. Estrada
Aaron Estrada, Incorporator

Aaron Estrada, Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "FULLMETA CORPORATION", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF APRIL, A.D. 2018, AT 1:47 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

6078474 8100
SR# 20182686894

Authentication: 202512046
Date: 04-13-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:47 PM 04/13/2018
FILED 01:47 PM 04/13/2018
SR 20182677315 - File Number 6078474

CERTIFICATE OF AMENDMENT
TO CERTIFICATE
OF INCORPORATION
of
FULLMETA CORPORATION
a Delaware corporation

The undersigned, Aaron D. Estrada, hereby certifies as follows:

1. FIRST: He is the duly elected, qualified and acting President of Fullmeta Corporation (the **"Corporation"**), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (**"DGCL"**).

2. SECOND: That at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted and approved setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, declaring said amendment (the "**Amendment**") to be advisable and presented to the stockholders of the Corporation for consideration thereof. The resolution setting forth the proposed Amendment is as follows:

RESOLVED, that Article IV of the Certificate of Incorporation of Fullmeta Corporation be amended and restated, so that, as amended, said article shall be and read as follows:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 30,000,000, of which 20,000,000 shares of the par value of $0.00001 per share shall be a separate class designated as Class A Common Stock, 10,000,000 shares of the par value of $0.00001 per share shall be a separate class of nonvoting common stock designated as META Tokens.

CLASS A COMMON STOCK AND META TOKENS

Except as set forth in this Article FOURTH, the Class A Common Stock and the META Tokens (together, the "Common Shares") shall have the same rights and privileges and shall rank equally, share ratably and be identical in all respects as to all matters.

(i) Voting. Except as may be provided in the Certificate of Incorporation, as amended, of the Corporation, or required by law, the Class A Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Common Stock being entitled to one vote for each share of Class A Common Stock held of record by such holder on such matters. The META Tokens shall have no voting rights other than such rights as may be required by the first sentence of Section 242(b)(2) of the Delaware General Corporation Law or any similar provision hereafter enacted; provided that an amendment of the Corporation's Certificate of Incorporation, as amended, to increase or decrease the number of authorized shares of META Tokens (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the board of directors of the Corporation and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A Common Stock of the Corporation and all other outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law or any similar provision hereafter enacted, with such outstanding shares of Class A Common Stock and other stock considered for this purpose as a single class, and no vote of the holders of any shares of META Tokens, voting separately as a class, shall be required therefor.

(ii) Dividends. Holders of Class A Common Stock and holders of META Tokens shall be entitled to receive such dividends and distributions (whether payable in cash or otherwise) as may be declared on the Common Shares by the board of directors of the Corporation from time to time out of assets or funds of the Corporation legally available therefor; *provided* that the board of directors of the Corporation shall declare no dividend, and no dividend shall be paid, with respect to any outstanding share of Class A Common Stock or META Tokens, whether in cash or otherwise (including any dividend in shares of Class A Common Stock on or with respect to shares of Class A Common Stock or any dividend in shares of META Tokens on or with respect to shares of META Tokens (collectively, "Stock Dividends")), unless, simultaneously, the same dividend is declared or paid with respect to each share of Class A Common Stock and META Tokens. If a Stock Dividend is declared or paid with respect to one class, then a Stock Dividend shall likewise be declared or paid with respect to the other class and shall consist of shares of such other class in a number that bears the same relationship to the total number of shares of such other class, issued and outstanding immediately prior to the payment of such dividend, as the number of shares comprising the Stock Dividend with respect to the first referenced class bears to the total number of shares of such first referenced class, issued and outstanding immediately prior to the payment of such dividend. Stock Dividends with respect to Class A Common Stock may be paid only with shares of Class A Common Stock. Stock Dividends with respect to META Tokens may be paid only with shares of META Tokens. Notwithstanding the foregoing, in the case of any dividend in the form of capital stock of a subsidiary of the Corporation, the capital stock of the subsidiary distributed to holders of Class A Common Stock shall be identical to the capital stock of the subsidiary distributed to holders of META Tokens, except that the capital stock distributed to holders of Class A Common Stock may have full or any other voting rights and the capital stock distributed to holders of META Tokens shall be non-voting to the same extent as the META Tokens are non-voting.

(iii) Subdivisions, Combinations and Mergers. If the Corporation shall in any manner split, subdivide or combine the outstanding shares of Class A Common Stock or the outstanding shares of META Tokens, the outstanding shares of the other such class of the Common Shares shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share. In the event of any merger, statutory share exchange, consolidation or similar form of corporate transaction involving the Corporation (whether or not the Corporation is the surviving entity), the holders of Class A Common Stock and the holders of META Tokens shall be entitled to receive the same per share consideration, if any, except that any securities received by holders of Class A Common Stock in consideration of such stock may have full or any other voting rights and any securities received by holders of META Tokens in consideration of such stock shall be non-voting to the same extent as the META Tokens are non-voting.

(iv) Rights on Liquidation. In the event of any liquidation, dissolution or winding-up of the Corporation (whether voluntary or involuntary), the assets of the Corporation available for distribution to stockholders shall be distributed in equal amounts per share to the holders of Class A Common Stock and the holders of META Tokens, as if such classes constituted a single class. For purposes of this paragraph, a merger, statutory share exchange, consolidation or similar corporate transaction involving the Corporation (whether or not the Corporation is the surviving entity), or the sale, transfer or lease by the Corporation of all or substantially all its assets, shall not constitute or be deemed a liquidation, dissolution or winding-up of the Corporation.

OPTIONS, WARRANTS AND OTHER RIGHTS

The board of directors of the Corporation is authorized to create and issue options, warrants and other rights from time to time entitling the holders thereof to purchase securities or other property of the Corporation or any other entity, including any class or series of stock of the Corporation or any other entity and whether or not in connection with the issuance or sale of any securities or other property of the Corporation, for such consideration (if any), at such times and upon such other terms and conditions as may be determined or authorized by the board of directors of the Corporation and set forth in one or more agreements or instruments. Among other things and without limitation, such terms and conditions may provide for the following:

(i) adjusting the number or exercise price of such options, warrants or other rights or the amount or nature of the securities or other property receivable upon exercise thereof in the event of a subdivision or combination of any securities, or a recapitalization, of the Corporation, the acquisition by any person of beneficial ownership of securities representing more than a designated percentage of the voting power of any outstanding series, class or classes of securities, a change in ownership of the Corporation's securities or a merger, statutory share exchange, consolidation, reorganization, sale of assets or other occurrence relating to the Corporation or any of its securities, and restricting the ability of the Corporation to enter into an agreement with respect to any such transaction absent an assumption by another party or parties thereto of the obligations of the Corporation under such options, warrants or other rights;

(ii) restricting, precluding or limiting the exercise, transfer or receipt of such options, warrants or other rights by any person that becomes the beneficial owner of a designated percentage of the voting power of any outstanding series, class or classes of securities of the Corporation or any direct or indirect transferee of such a person, or invalidating or voiding such options, warrants or other rights held by any such person or transferee; and

(iii) permitting the board of directors (or certain directors specified or qualified by the terms of the governing instruments of such options, warrants or other rights) to redeem, terminate or exchange such options, warrants or other rights.

This paragraph shall not be construed in any way to limit the power of the board of directors of the Corporation to create and issue options, warrants or other rights.

3. THIRD: That thereafter, pursuant to Section 228 of the DGCL, the Amendment was approved by the written consent of the holders of outstanding stock having in excess of the minimum number of votes that would be necessary to authorize such Amendment at a meeting at which all shares entitled to vote thereon were present and voted, such written consent having previously been delivered to the Corporation's principal place of business and filed with the minutes of the meetings of the stockholders.

4. FOURTH: The Amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

5. FIFTH: The Amendment set forth herein has been duly approved and adopted by the Board of Directors of this Corporation.

6. SIXTH: Such Amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the DGCL.

IN WITNESS WHEREOF, Fullmeta Corporation has caused this Certificate of Amendment to be signed by Aaron D. Estrada, its President, this 13 th day of April, 2018.

BY: Aaron D. Estrada

Aaron D. Estrada, President